Filed by Minebea Co., Ltd.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: MITSUMI ELECTRIC CO., LTD. (File Number: 132-00001)
Dated December 21, 2015

December 21, 2015
Company name:	Minebea Co., Ltd.
Representative:	Yoshihisa Kainuma,
Representative Director,
President and Chief Executive Officer
(Code number:	6479 First Section, Tokyo Stock Exchange)
Contact:	Yasuo Komine,
General Manager,
Corporate Communications Office
(Tel: 03-6758-6703)

Company name:	MITSUMI ELECTRIC CO., LTD.
Representative:	Shigeru Moribe,
President and Representative Director
(Code number:	6767 First Section, Tokyo Stock Exchange)
Contact:	Kunihiro Noguchi,
General Manager, General Affairs Dept.
(Tel: 042-310-5333)

Notice Concerning Execution of Basic Agreement on Business Integration of
Minebea Co., Ltd. and MITSUMI ELECTRIC CO., LTD.

Minebea Co., Ltd. (“Minebea”) and MITSUMI ELECTRIC CO., LTD. (“MITSUMI”) resolved at their respective meetings of their board of directors held today to enter into a basic agreement (the “Basic Agreement”) to proceed with a discussion and consideration of a business integration (the “Business Integration”) based on the spirit of equal partnership, as follows.

1.  Background and Purpose of the Business Integration

(1)	Background of the Business Integration

Minebea was incorporated in 1951 as Japan’s first specialized manufacturer of miniature ball bearings, and since then, it has manufactured large numbers of bearings and other high-quality and high-precision parts.  In recent years, it has also manufactured and sold liquid crystal backlights employed in smartphones, lighting devices and other products.  Furthermore, it has adopted five principles as its corporate motto, which are to “be a company where our employees are proud to work,” “earn and preserve the trust of our valued customers,” “respond to our shareholders’ expectations,” “work in harmony with the local community” and “promote and contribute to global society.”  Under this corporate motto, Minebea’s basic management principle has been to fulfill its social responsibilities to the various stakeholders—such as shareholders, business partners, local communities, employees and society—and maximize its corporate value.  In accordance with this management principle, the Minebea Group sees as its challenge working to boost the earnings capacity of its existing lines while developing new high-value-added products, and leveraging the wealth of experience it has gained in manufacturing, sales, engineering and development as well as the commitment to restructuring its business portfolio, encompassing the hybrid component business that is driven by its combined technological strengths in electronic devices and components as well as machined components, in order to provide flexible prices and meet the needs of its customers.  The Minebea Group seeks to actively work on restructuring its business portfolio and increasing corporate value via M&As and alliances.  At the same time it seeks to focus on establishing large-scale overseas mass production facilities as well as R&D capabilities in light of regional risk assessment findings.

MITSUMI was established in 1954 as a manufacturer of electronic components, such as coils and transformers.  Since then, starting from the introduction of Polyvaricons (variable condenser) to the world in 1955, it has developed world-leading technical capabilities and has offered high-precision, high-quality electronic components with stable performance, excellent reliability and durability for cutting-edge electronic components all over the world during various periods of history. Currently, it manufactures and sells electrical and communication equipment, such as mechanism components, semiconductor devices, power supply parts, high-frequency devices and optical devices, for various electronic devices and products, such as data communication devices, automobiles, healthcare and consumer electronics, other leisure devices, televisions and digital cameras. Recently, in the electronic component industry, the market for data communication devices, such as smartphones and tablet PCs, has been growing and the in-car product market has continued to expand due to increasing installations of electrical devices in automobiles, while the market for PCs, digital cameras and leisure-related products have been sluggish. In such environment, MITSUMI has been competing based on its high technological skills, such as the world’s first mass production of high-performance actuators for cameras, secondary battery-related semiconductors and charger adapters, and creating seeds of various new businesses, but MITSUMI recognizes that its business challenge is a shortage of management resources for the expansion of existing businesses and expansion into new businesses.

Both companies had considered business alliance, including integration with other companies, in order to realize further continuous growth and acceleration of development, as well as addressing their respective challenges in their business areas with the aim of enhancing performance and improving corporate value.  As a result, both companies came to recognize that despite both operating in a similar industry, they were not competing much against each other but rather had different sources of competitiveness, and that they would be able to generate significant synergies in terms of mass production, sales, procurement and product development through full-scale collaboration.  In particular, the companies believe that linking MITSUMI’s various developing technologies and products to Minebea’s in-house manufactured assembly equipment, mold design, manufacturing capacity and mass-production capacity of overseas factories would likely lead to expansion of customer base and sales, reduction of manufacturing cost, the introduction of innovative products, provision of innovative solutions and other benefits.  Under such circumstances, both companies came to share a common perception through mutual discussions that, in order to maximize their corporate value, it would be in the best course of action to aim to become a genuine solutions company by combining analog and digital technologies.  Both companies therefore agreed to proceed with a discussion and consideration towards the realization of a business integration based on the spirit of equal partnership.

(2)	Purpose of the Business Integration

Through the Business Integration, the two companies will aim to become a genuine solutions company by realizing synergies of integration described below, and will further improve their corporate value as an electro mechanics solutions company.

(i)	Growth and evolution of business portfolio

The two companies will aim for growth by increasing cross-selling, such as the strengthening of customer base through the expansion of sales of MITSUMI’s in-car products into Minebea’s sales channel.  The two companies will also aim for strategic evolution of the business portfolio that captures the needs of the IoT era by concentrating resources in the high-end and niche markets as well as combining MITSUMI’s product portfolio comprising input, conversion and control devices, such as switches, sensors and connectors, and Minebea’s product portfolio comprising output devices, such as motors and actuators.

(ii)	Enhancement of cost competitiveness and capacity to generate cash flow by optimizing manufacturing structure and bases

The two companies will aim for enhancement of cost competitiveness and capacity to generate cash flow by achieving lower fixed costs through, among others, significant improvement in productivity by reallocating manufactured goods and by reducing variable costs through the promotion of large-scale and joint procurement of materials and parts, as well as by proceeding with the mutual utilization of each other’s factories and optimization of manufacturing bases of Minebea and MITSUMI.

(iii)	Enhancement of development capabilities and provision of solutions

The two companies will aim for a corporate structure that enhances their development capabilities that enable them to create unique products and provides solutions by gathering both companies’ technological capabilities, such as expansion of Minebea’s smart city business through the application of MITSUMI’s wireless technology, use of MITSUMI’s power source technology in SALIOT (Smart Adjustable Light for IoT), utilization of SALIOT as a surveillance camera that employs MITSUMI’s camera module and image processing technology, sharing of both companies’ motor technologies and generation of synergistic effects resulting therefrom, development of the HUD (Head-Up Display) system that combines Minebea’s glass technology (J3DD) – such as microoptical element technology and concave mirrors – and MITSUMI’s MEMS-type PGU (Picture Generation Unit), and expansion of business to robot-related products and other high-value-added product areas through the application of Minebea’s molds and high-precision processing technology to MITSUMI’s products.

2.  Outline of the Business Integration

(1)	Method of the Business Integration

Minebea and MITSUMI will conduct a share exchange (the “Share Exchange”) subject to obtaining the approval of shareholders of MITSUMI at its general meeting of shareholders to be held in December 2016 and obtaining regulatory approvals required for the Business Integration and other requirements. Specifically, shareholders of MITSUMI will be allotted shares of Minebea (whose company name is planned to be changed to MINEBEA MITSUMI Inc. (“MINEBEA MITSUMI”) subject to obtaining the approval of shareholders of Minebea).

The two companies plan to conduct, as soon as reasonably possible after the effective date of the Share Exchange, a reorganization, including shifting
MINEBEA MITSUMI to a holding company structure in which MITSUMI will remain a corporate entity, by, among others, transferring  MINEBEA MITSUMI’s existing business through a company split to MITSUMI or MINEBEA MITSUMI's wholly-owned subsidiary to be newly established.  The two companies will continually discuss and determine the details, including specific method of reorganization and timing, by taking into account how they can maximize synergy effects and optimize the management structure for the business following the Business Integration.

Additionally, if it is found through due diligence and other similar work to be conducted in the future that practical problems will occur in connection with utilizing the share exchange method, the two companies may use an alternative method based on mutual discussion and consideration.

(*1)	The company name will be changed from Minebea Co., Ltd. subject to obtaining the approval of shareholders of Minebea.
(*2)
The companies are planning to shift MINEBEA MITSUMI to a holding company structure in which MITSUMI will remain a corporate entity by, among others, transferring MINEBEA MITSUMI’s existing business through a company split to MITSUMI or MINEBEA MITSUMI’s wholly-owned subsidiary to be newly established.

(2)	Schedule

Execution of the Basic Agreement (both companies)	December 21, 2015 (today)
Execution of a definitive agreement concerning the Business Integration and a share exchange agreement concerning the Share Exchange (both companies)	Late March 2016 (planned)
Extraordinary shareholders’ meeting to approve the share exchange agreement concerning the Share Exchange (MITSUMI)	December 2016 (planned)
Effective date of the Share Exchange	April 1, 2017 (planned)

The above schedule is currently anticipated.  If there is any change to the schedule due to filings with the Fair Trade Commission or other relevant authorities (including filings under foreign laws), obtaining of permits and approvals, or other reasons during the course of procedures and discussions over the Business Integration, the two companies will announce such change promptly.  The Share Exchange is a short-form share exchange for Minebea and is expected to be conducted without obtaining the approval of shareholders of Minebea.  However, the two companies will confirm whether the approval of shareholders of Minebea is required prior to the execution of the share exchange agreement concerning the Share Exchange.

(3)	Management structure following the Business Integration

(i)	Company name (planned)

The company name of Minebea is planned to be changed to the following upon the Share Exchange taking effect, subject to obtaining the approval of shareholders of Minebea.

MINEBEA MITSUMI Kabushiki Kaisha (in English:  MINEBEA MITSUMI Inc.)

The company name of MITSUMI after the Share Exchange takes effect will be determined before the Share Exchange takes effect through mutual discussion.

(ii)	Management structure of the two companies (planned)

Management structure of the two companies after the Share Exchange takes effect will be as follows:

MINEBEA MITSUMI
Management structure of MINEBEA MITSUMI will be as below.  After the Share Exchange takes effect, two of MINEBEA MITSUMI’s directors will be appointed by MITSUMI.  One of such two directors will be the current President and Representative Director of MITSUMI, to be appointed as Representative Director, Vice Chairman of MINEBEA MITSUMI.

Representative Director, Chairman and President	Yoshihisa Kainuma (currently, Representative Director, President and Chief Executive Officer of Minebea)
Representative Director, Vice Chairman	Shigeru Moribe (currently, President and Representative Director of MITSUMI)

MITSUMI
Management structure of MITSUMI will be as below.  After the Share Exchange takes effect, three of MITSUMI’s directors will be appointed by current Minebea.  Among such three directors, current Representative Director, President and Chief Executive Officer of Minebea will be appointed as Chairman of the Board of MITSUMI and another director will be appointed as Representative Director, Vice President of MITSUMI.

Chairman of the Board	Yoshihisa Kainuma (currently, Representative Director, President and Chief Executive Officer of Minebea)
Representative Director, President	Shigeru Moribe (currently, President and Representative Director of MITSUMI)
Representative Director, Vice President	To be determined (to be appointed by current Minebea)

(iii)	Management structure of the holding company after the two companies shift to a holding company structure (planned)

Management structure of the holding company after the two companies shift to a holding company structure will be as below.  Other matters regarding the management structure after shifting to a holding company structure will be discussed continually between the two companies and will be determined by the time the two companies shift to a holding company structure.

Representative Director, Chairman and President	Yoshihisa Kainuma (currently, Representative Director, President and Chief Executive Officer of Minebea)
Representative Director, Vice Chairman	Shigeru Moribe (currently, President and Representative Director of MITSUMI)

(iv)	Other

Other matters relating to the management structure following the Business Integration will be determined by the two companies by the time they shift to a holding company structure through mutual discussion.

(4)	Share exchange ratio

The share exchange ratio for the Share Exchange will be determined in the share exchange agreement, if the two companies agree to execute the definitive agreement concerning the Business Integration and share exchange agreement concerning the Share Exchange, through mutual discussion based on such factors as the results of due diligence to be conducted and evaluation and advice of external institutions retained by each company, including the results of third-party assessment of stock, taking into account their stock prices in the market until the business day preceding the date of execution of the Basic Agreement and announcement of such execution.

Minebea has appointed Nomura Securities Co., Ltd. and MITSUMI has appointed Daiwa Securities Co. Ltd. as their respective financial advisors in connection with the Business Integration.

(5)	Handling of bonds with stock acquisition rights in connection with the Share Exchange (planned)

With respect to the Euro-Yen Denominated Convertible Bonds with Stock Acquisition Rights due 2022 issued by MITSUMI, the two companies will determine its handling in connection with the Share Exchange through mutual discussion and consideration in accordance with the terms and conditions of the bonds.

(6)	Capital policy after the definitive agreement concerning the Business Integration

The two companies will announce and implement, as necessary, whether to adopt a policy on shareholder return, including buy-back of stock, as a capital policy after the definitive agreement concerning the Business Integration based on mutual discussion and consideration, taking into account the level of profit per share factoring in factors such as the dilution resulting from the increase in the number of issued and outstanding shares (including potential shares relating to bonds with stock acquisition rights) after the Share Exchange takes effect, operating results of the two companies and synergy effects of the Business Integration.

3.  Establishment of an Integration Preparatory Committee

The two companies will establish an “integration preparatory committee” to be chaired jointly by their Representative Directors and Presidents and will hold discussions regarding the Business Integration.  With respect to undetermined matters regarding the Business Integration, the two companies will announce them as soon as they are determined going forward.

4.  Profile of Companies

(1)	Name	Minebea Co., Ltd.			MITSUMI ELECTRIC CO., LTD.
(2)	Location	4106-73, Oaza Miyota, Miyota-machi, Kitasaku-gun, Nagano 389-0293, Japan			2-11-2, Tsurumaki, Tama-shi, Tokyo, 206-8567, Japan
(3)	Name and title of representative	Yoshihisa Kainuma, Representative Director, President and Chief Executive Officer			Shigeru Moribe, President and Representative Director
(4)	Business	•	Machined components		•	Manufacture and sale of electrical machinery
		• •	Electronic devices and components Other		•	Manufacture and sale of products for electronics industry applications, measurement equipment, optical equipment, medical and hygienic equipment
					•	Manufacture and sale of metals industry products and metal materials
					•	Manufacture and sale of ceramic products
(5)	Amount of capital	68,258 million yen (as of September 30, 2015)			39,890 million yen (as of September 30, 2015)
(6)	Date of establishment	July 1951			January 1954
(7)	Number of issued shares	399,167,695 shares (as of September 30, 2015)			87,498,119 shares (as of September 30, 2015)
(8)	Fiscal yearend	March 31			March 31
(9)	Number of employees	70,206 (as of September 30, 2015)			39,853 (as of September 30, 2015)
(10)	Major Customers	•	NIPPON STEEL & SUMITOMO METAL CORPORATION		Nintendo Co., Ltd.
		•	Nichia Corporation
		•	Japan Display Inc.
(11)	Main financing banks	•	Sumitomo Mitsui Trust Bank, Limited		•	Sumitomo Mitsui Banking Corporation
		•	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		•	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
		•	Sumitomo Mitsui Banking Corporation		•	Mizuho Bank, Ltd.
		•	THE HACHIJUNI BANK, LTD.		•	Sumitomo Mitsui Trust Bank, Limited
		•	Mizuho Bank, Ltd.		•	Mitsubishi UFJ Trust and Banking Corporation
(12)	Major shareholders and shareholding ratios	•	The Master Trust Bank of Japan, Ltd. (Trust Account)	7.03%	•	Japan Trustee Services Bank, Ltd. (Trust Account)	9.97%
		•	Japan Trustee Services Bank, Ltd. (Trust Account)	4.53%	•	The Master Trust Bank of Japan, Ltd. (Trust Account)	9.36%
		•	Takahashi Industrial and Economic Research Foundation	3.87%	•	Trust & Custody Services Bank, Ltd. (Securities Investment Trust Account)	3.38%
		•	Sumitomo Mitsui Trust Bank, Limited	3.85%	•	Masako Moribe	2.83%

•	Japan Trustee Services Bank, Ltd. (Trust Account No. 4)	3.39%	•	BNY FOR GCM CLIENT ACCOUNTS (E) GCS (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	2.63%
•	National Mutual Insurance Federation of Agricultural Cooperatives	2.60%	•	BNY GCM CLIENT ACCOUNT JPRD ACISG (FE-AC) (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	1.67%
•	KEIAISHA CO., LTD.	2.53%	•	The Nomura Trust and Banking Company, Limited (Investment Trust Account)	1.65%
•	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2.52%	•	BNP PARIBAS ARBITRAGE SNC (Standing proxy: BNP Paribas Securities (Japan) Limited)	1.39%
•	Sumitomo Mitsui Banking Corporation	2.51%	•	BNY FOR GCM CLIENT ACCOUNTS (E) ILM (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	1.39%
•	The Dai-ichi Life Insurance Company, Limited	1 .27%	•	BNP Paribas Securities (Japan) Limited	1.17%
	(as of September 30, 2015)			(as of September 30, 2015)
(13) Relationship between companies
Capital	None
Personnel	None
Transactional	None
Status as a related party	None
(14) Business results and financial conditions for the most recent three years
Fiscal year	Minebea Co., Ltd. (consolidated)			MITSUMI ELECTRIC CO., LTD. (consolidated)
	Year ended March 31, 2013	Year ended March 31, 2014	Year ended March 31, 2015	Year ended March 31, 2013	Year ended March 31, 2014	Year ended March 31, 2015
Net assets	137,858	163,463	233,679	101,521	102,992	115,431
Total assets	362,805	381,278	490,043	140,611	142,981	161,089
Net assets per share (yen)	351.65	422.62	604.83	1,160.88	1,177.71	1,319.96
Net sales	282,409	371,543	500,676	152,098	157,360	153,045
Operating income	10,169	32,199	60,101	(4,382)	629	952
Ordinary profit	7,673	28,065	60,140	(3,274)	2,632	3,980
Net income	1,804	20,878	39,887	(11,545)	3,228	3,826
Net income per share (yen)	4.83	55.94	106.73	(132.02)	36.92	43.75
Dividend per share (yen)	7.00	8.00	12.00	－	5.00	14.00

Note:
1.	Figures are in millions of yen unless otherwise indicated.

End

Minebea may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible share exchange (the “Share Exchange”) pertaining to a business integration between the two companies, if it is consummated.  The Form F-4 (if filed in connection with the Share Exchange) will contain a prospectus and other documents.  If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of MITSUMI prior to the shareholders’ meeting at which the Share Exchange will be voted upon.  The Form F-4 and prospectus (if a Form F-4 is filed) will contain important information about the two companies, the Share Exchange and related matters.  U.S. shareholders to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the Share Exchange carefully before they make any decision at the shareholders’ meeting with respect to the Share Exchange.  Any documents filed with the SEC in connection with the Share Exchange will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov.  In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the contact of Minebea below.

Contacts for inquiries regarding the Business Integration
Minebea
Minebea Co., Ltd.
4106-73, Oaza Miyota, Miyota-machi, Kitasaku-gun, Nagano 389-0293, Japan
Yasuo Komine, General Manager
Corporate Communications Office
Tel:  03-6758-6703
Email:  corporate_communication@minebea.co.jp

MITSUMI MITSUMI ELECTRIC CO., LTD. 2-11-2, Tsurumaki, Tama-shi, Tokyo, 206-8567, Japan Kunihiro Noguchi, General Manager General Affairs Dept. Tel: 042-310-5160 Email: prwmaster@mitsumi.co.jp

FORWARD-LOOKING STATEMENTS

This document includes “forward-looking statements” that reflect the plans and expectations of Minebea and MITSUMI in relation to, and the benefits resulting from, their business integration described above.  To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements.  These forward-looking statements are based on the current assumptions and beliefs of the companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors.  Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the companies (or the group after the integration) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

The companies undertake no obligation to publicly update any forward-looking statements after the date of this document.  Investors are advised to consult any further disclosures by the companies (or the group after the integration) in their subsequent filings in Japan and filings with the U.S. Securities and Exchange Commission.

The risks, uncertainties and other factors referred to above include, but are not limited to:

(1)	economic and business conditions in and outside Japan;
(2)
changes in demand for PCs and peripherals, information and communication equipment, automobiles, consumer electronics and other devices and equipment, which are the main markets of the companies’ products, and in raw material prices, as well as exchange rate fluctuations;

(3)	changes in interest rates on loans, bonds and other indebtedness of the companies, as well as changes in financial markets;
(4)	changes in the value of assets (including pension assets) such as securities and investment securities;
(5)	changes in laws and regulations (including environmental regulations) relating to the companies’ business activities;
(6)	increases in tariffs, imposition of import controls and other developments in the companies’ main overseas markets;
(7)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;
(8)	the companies’ being unable to reach an agreement satisfactory to both of them with respect to the details of the business integration or otherwise being unable to complete the business integration;
(9)	difficulty of realizing synergies or added value from the business integration by the group after the integration.